

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2018

Steven L. Basta
President and Chief Executive Officer
Menlo Therapeutics, Inc.
200 Cardinal Way, 2nd Floor
Redwood City, California 94063

      Re: Menlo Therapeutics, Inc.
          Registration Statement on Form S-1
          Filed December 28, 2017
          Amendment No. 1 to Registration Statement on Form S-1
          Filed January 12, 2018
          File No. 333-222324

Dear Mr. Basta:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed December 28, 2017

Notes to Financial Statements
2. Significant Accounting Policy
Revenue Recognition, page F-10

1. Regarding your response to the third bullet of our prior comment 2, please revise your disclosure to provide the description and the amount for each substantive milestone as required ASC 605-28-50-2.

2. Please refer to your response to comment 3. Clarify in your disclosure what is meant by "separate earnings process" and how that enters into your determination as to whether to account for the September 1, 2017 services agreement as a separate arrangement rather than as one arrangement with the August 10, 2016 collaboration agreement. Provide us an analysis addressing each of the factors listed in ASC 986-605-55-4 and any other factors that you considered in concluding that the September 1, 2017 is a separate arrangement. Further disclose the amount of cost incurred for the September 1, 2017 arrangement and the August 10, 2016 collaboration agreement for each period presented and where the costs are classified in your statements of operations. Refer to ASC 730-20-50-1.b.

3. We acknowledge your response to comment 4. Please refer to disclosures at page F-10 where you state, "The Company's performance obligations under the license agreement includes the transfer of intellectual property rights in the form of licenses, obligations to participate on certain development and/or commercialization committees with the collaboration partners and supply manufactured drug product for clinical trials." Also refer to page F-11 where you state, "Under the Collaboration Agreement, the Company has determined that the license does not have standalone value separate from the research and development services..." Clarify in you disclosure what you mean by research and development services and whether they include the obligations to participate on certain development and/or commercialization committees with the collaboration partners and to supply manufactured drug products for clinical trials. Also, disclose, as stated in your response, that you are reimbursed by JT Torii for the non-commercial supplies of serlopitant at the same rate as you are charged by your third party manufacturer, which does not include a significant and incremental discount to JT Torii.

Common Stock Valuation

Response to Comment 8 from November 27, 2017 Comment Letter, page 1-8

4. Please bridge, on a pre-reverse split basis, price increases from your September 30, 2017 estimated fair value per share of $2.60 to the $3.40 per share used for the October 25, 2017 options and to the $4.56 per share used for the November 30, 2017 options. In your response, explain any significant events that occurred in the Company's operations between these dates, and what objective and subjective factors were considered to determine the October and November 2017 valuations. Provide tables relevant to the October and November 2017 valuations, as applicable, similar to those in your response to arrive at the September 30, 2017 $2.60 per share valuation.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate

Steven L. Basta
Menlo Therapeutics, Inc.
January 16, 2018
Page 3

time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Christine Torney at (202) 551-3652 or Jim Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at (202) 551-6761 or Erin Jaskot at (202) 551-3442 with any other questions.

                            Division of Corporation Finance
                            Office of Healthcare & Insurance

cc: Stephen B. Thau